UNITED STATES

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

     REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

4 September 2013

Telecom Corporation of New Zealand Limited (“Telecom”)

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(Translation of registrant’s name into English)

New Zealand

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(Jurisdiction of incorporation or organization)

     Level 2, Telecom Place 167 Victoria Street West Auckland New Zealand

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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): n/a

This report on Form 6-K contains the following:

1.	Media Release – Radio spectrum auction details announced

2.	Media Release – Telecom welcomes Government’s 700 MHz radio spectrum auction details

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited
Date: 4 September 2013	By:	/s/ Silvana Roest
	Name:	Silvana Roest
	Title:	Company Secretary

STOCK EXCHANGE ANNOUNCEMENT

4 September 2013

Radio spectrum auction details announced

Communications and Information Technology Minister Amy Adams has today announced the timing, reserve price, and some implementation conditions for the upcoming auction of the 700MHz “digital dividend” radio spectrum.

The	Government’s	announcement	can	be	found	at	the	following	link:
http://beehive.govt.nz/release/radio-spectrum-auction-details-announced

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For media queries, please contact:

Richard Llewellyn
Head of Corporate Communications
+64 (0) 27 523 2362

For investor relations queries, please contact:

Mark Laing
General Manager Investor Relations & Capital Markets
+64 (0) 27 227 5890

STOCK EXCHANGE ANNOUNCEMENT

4 September 2013

Telecom welcomes Government’s 700 MHz radio spectrum auction details

Minister for Communications and Information Technology Amy Adams announced today the timing, reserve price and some implementation conditions for the auction of New Zealand’s 700MHz “digital dividend” spectrum.

The auction is scheduled to start on 29 October 2013. This date will be confirmed after completion of the bidder registration process. The reserve price for each of the nine lots of 2x5MHz paired spectrum has been set at NZ$22million.

Telecom welcomes the allocation of this spectrum and intends to be a bidder in the forthcoming auction. Telecom also welcomes the Government’s acknowledgement of the significant investment required by mobile network operators to build the 4G LTE infrastructure required to utilise this spectrum.

The 700MHz band is an important resource if New Zealand is to make the most of 4G LTE technology, which will deliver significant benefits to New Zealanders in the shape of faster mobile broadband speeds and significant long-term economic benefit to the country. In particular, Telecom’s ongoing and historically strong commitment to rural New Zealand will be strengthened through the use of the 700 MHz spectrum, as it enables better economics of coverage in less populous areas.

Although management rights for the spectrum will begin on 1 January 2014, deployment of this spectrum into Telecom’s 4G LTE network will depend on 700MHz handset availability from global handset manufacturers. Current indications are that suitable devices will start becoming available in mid to late calendar 2014 at the earliest.

The Government’s announcement can be found at the following link: http://beehive.govt.nz/release/radio-spectrum-auction-details-announced

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For media queries, please contact: Richard Llewellyn Head of Corporate Communications +64 (0) 27 523 2362 For investor relations queries, please contact:

Mark Laing

General Manager Investor Relations & Capital Markets +64 (0) 27 227 5890